UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34467/January 10, 2022

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In the Matter of

FAIRWAY PRIVATE EQUITY & VENTURE CAPITAL OPPORTUNITIES FUND
FAIRWAY VENTURE CAPITAL FUND, L.P.
FAIRWAY US EQUITY, LP
FAIRWAY CAPITAL MANAGEMENT, LLC
One South Wacker Drive, Suite 1050
Chicago, IL 60606

(812-15256)

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ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Fairway Private Equity & Venture Capital Opportunities Fund, et al., filed an application on
August 16, 2021, and amended on November 24, 2021, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain business development
companies and closed-end management investment companies (collectively, "Regulated Funds")
to co-invest in portfolio companies with each other and with affiliated investment funds and
accounts.

On December 13, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34438). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Fairway Private Equity & Venture Capital Opportunities Fund, et al. (File No. 812-15256) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary